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SEC FILE NUMBER
8- 53011

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 01/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxxtrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Corporate Drive Suite 410
(No. and Street)

Lexington (City) Kentucky (State) 40503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Myron David Schneidt (859)223-9800 x109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baldwin & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

713 West Main Street P.O. Box 1390 Richmond,Ky. 40476
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff M. Garstka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxxtrade, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jm Garstka
Signature

FINOP
Title

Kim Monette Gabb
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXX TRADE, INC.
LEXINGTON, KENTUCKY

* * * * *

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

MAXX TRADE, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2005

Baldwin & Associates PLLC
Your link for financial success

Certified Public Accountants
Consultants & Information Professionals

713 West Main Street
PO Box 1390
Richmond, KY 40476-1390
Phone: (859) 626-9040
(859) 623-1606

230 Frankfort Street, Suite 7
Versailles, KY 40383
Phone: (859) 879-0710

INDEPENDENT AUDITORS' REPORT

MAXX TRADE, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of MAXX TRADE, Inc. (the Company) as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAXX TRADE, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baldwin & Associates, PLLC

Baldwin & Associates, PLLC
February 27, 2006

MAXX TRADE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 51,416	$ 47,149
Accounts receivable	321	2,189
Accounts receivable - related party	315,243	239,082
Fixed assets	4,277	4,277
Less: accumulated depreciation	(3,211)	(3,064)
Total Assets	$ 368,046	$ 289,633
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 1,406	$ 12,139
Stockholders' Equity		
Common stock, no par value, 1,000 shares issued and outstanding	250	250
Additional paid in capital	586,150	586,150
Accumulated deficit	(219,760)	(308,906)
Total Stockholders' Equity	366,640	277,494
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 368,046	$ 289,633

See accompanying notes to financial statements.

MAXX TRADE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue		
Commissions	$ 168,005	$ 176,425
Interest income	441	120
Total Revenue	168,446	176,545
Expenses		
Floor brokerage, exchange, and clearance fees	34,182	29,255
Communications and data processing	9,549	10,050
Occupancy	27,165	26,769
Other	8,403	24,245
Total Expenses	79,299	90,319
Net Income	$ 89,147	$ 86,226

See accompanying notes to financial statements.

MAXX TRADE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2004	$ 250	$ 586,150	$ (395,133)	$ (191,267)
Net income	-	-	86,226	86,226
Balances, December 31, 2004	250	586,150	(308,907)	277,493
Net Income	-	-	89,147	89,147
Balances, December 31, 2005	$ 250	$ 586,150	$ (219,760)	$ 366,640

See accompanying notes to financial statements.

MAXX TRADE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 89,147	$ 86,226
Adjustments to reconcile net income net cash from operating activities		
Depreciation	147	414
Changes in		
Accounts receivable - related party	(76,161)	(78,184)
Accounts receivable	1,868	(530)
Accrued expenses	(10,734)	(11,484)
Net cash from operating activities	4,267	(3,558)
Net change in cash	4,267	(3,558)
Cash at beginning of year	47,149	50,707
Cash at end of year	$ 51,416	$ 47,149

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

MAXX TRADE, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Kentucky corporation and was incorporated September 21, 1999.

The Company is an introducing broker. An introducing broker is a broker-dealer firm that accepts customer orders but elects to clear the orders through another broker for cost efficiencies, for example, not having to perform all of the clearance functions on a small volume of business, thereby eliminating many fixed costs. In this arrangement, the introducing broker accepts the customers' orders and the clearing brokers or other parties clear the trades. Either party may initiate the execution of a trade. The clearing broker-dealer processes and settles the customer transactions for the introducing broker using the back-office processing of the clearing broker-dealer. The Company's clearing broker-dealer is Penson Financial Services. Commissions received from the transactions are divided in any manner agreed to by the introducing and clearing broker-dealer and stipulated in written contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk

Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. Through December 31, 2005, the Company has not been required to make any payments under this guarantee, and management is not aware of any circumstances as of the date of the audit which would require them to perform under this guarantee.

Fixed Assets

Office furnishings and equipment are stated at cost, less accumulated depreciation that is computed using an accelerated method. The assets are depreciated over their useful lives, all of which are five years.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes

The Company has elected to be treated as a small business corporation (an S corporation) for federal income tax purposes. Under those provisions, income and tax credits are passed through to the Company stockholders. The stockholders are taxed individually on their respective shares of corporate earnings. The Company is subject to income taxes for the state of Kentucky. However, no provision for taxes has been recognized in these statements.

Allowance for Doubtful Accounts

The Company's receivables originate from only one entity, Penson Financial Services. Each month Penson Financial Services wires the commission earned by the Company for the previous month to the Company's bank account. Management considers all receivable to be collectible. Therefore, an allowance for doubtful accounts has not been established.

NOTE 2 – LEASE COMMITMENT

The Company leases its office space under an operating lease effective through 2009. The lease agreement provides for a 5-year renewal option. Rent expense was $24,124 and $25,667 for 2005 and 2004. Required future minimum lease payments under this operating lease are as follows as December 31, 2005:

2006	$ 27,600
2007	27,600
2008	27,600
2009	25,300
Total	$108,100

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company's net capital is $50,010 which is $45,010 in excess of its required net capital of $5,000. The Company's net capital ratio is 0.0281 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an account receivable balance from a related entity called Lexington Brokerage & Company, which is owned by two of the active principal shareholders. The related entity is absorbing expenses related to MAXX TRADE, Inc. until such time that MAXX TRADE, Inc. sustains profitability. The balances of accounts receivable with the related entity were $315,243 and $239,082 as of December 31,

NOTE 4 – RELATED PARTY TRANSACTIONS (CONTINUED)

2005 and 2004. The receivable is expected to be collected upon dissolution of the related entity. If funds are not available at the related entity to pay the amount owed to MAXX TRADE, Inc., the owners of the related entity have agreed to personally assume indebtedness for the receivable. The two owners of the related entity have stated they both have a minimum personal net worth of $160,000.

NOTE 5 – OFF-BALANCE SHEET ARRANGEMENT

The variable interest entity, Lexington Brokerage & Company, was established in 1995 as an independent stock brokerage company. The two active shareholders were independent representatives for several broker/dealer companies. In September of 1999, the two active shareholders in Lexington Brokerage & Company started their own broker/dealer company. Lexington Brokerage & Company remained open with a large client base. MAXX TRADE, Inc. began serving the clients of Lexington Brokerage & Company as their new broker/dealer. Since MAXX TRADE, Inc. was a new company, the capital provided by the two principal shareholders in Lexington Brokerage & Company was used to absorb the start up costs and has continued to be used to absorb expenses of MAXX TRADE, Inc. until it becomes profitable.

MAXX TRADE, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

	2005
Total stockholders' equity	$ 366,640
Deductions and/or charges	
Net office furniture and equipment	1,066
Other nonallowable assets	315,564
	316,630
Net capital	$ 50,010
Aggregate indebtedness	
Accrued expenses and other liabilities	$ 1,406
Aggregate indebtedness to net capital	2.81 %
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3% indebtedness or $5,000)	$ 5,000
Net capital	50,010
Excess net capital	$ 45,010

There are no material differences between the Company's Computation of Net Capital as reported by Registrant in Part IIA on Form X-17a-5 as of December 31, 2005.

MAXX TRADE, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005 AND 2004

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

MAXX TRADE, INC.
SCHEDULE OF THE INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005 AND 2004

This schedule is not applicable to the Company under the exemption provided at SEC Rule 15c3-3k2ii.

Baldwin & Associates PLLC
Your link for financial success

Certified Public Accountants
Consultants & Information Professionals

713 West Main Street
PO Box 1390
Richmond, KY 40476-1390
Phone: (859) 626-9040
(859) 623-1606

230 Frankfort Street, Suite 7
Versailles, KY 40383
Phone: (859) 879-0710

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

MAXX TRADE, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of MAXX TRADE, Inc., (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Baldwin & Associates, PLLC

Baldwin & Associates, PLLC
February 27, 2006